     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 10, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO


                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                            THE KROLL-O'GARA COMPANY
                              (NAME OF THE ISSUER)

                            THE KROLL-O'GARA COMPANY
                          KROLL-O'GARA HOLDINGS, INC.
                             KER ACQUISITION, INC.
                         KROLL FINANCE COMPANY, L.L.C.
                                 JULES B. KROLL
                              MICHAEL G. CHERKASKY
                               MICHAEL J. LENNON
                             BCP/KROG MERGER CORP.
                      BCP/KROG ACQUISITION COMPANY L.L.C.
           BLACKSTONE CAPITAL PARTNERS III MERCHANT BANKING FUND L.P.
                 BLACKSTONE OFFSHORE CAPITAL PARTNERS III L.P.
               BLACKSTONE FAMILY INVESTMENT PARTNERSHIP III L.P.
                  BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.
                      (NAME OF PERSON(S) FILING STATEMENT)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    50105018
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------


            JULES B. KROLL                       MICHAEL G. CHERKASKY                        ROBERT L. FRIEDMAN
 CHIEF EXECUTIVE OFFICER AND CHAIRMAN   PRESIDENT AND CHIEF OPERATING OFFICER               BCP/KROG MERGER CORP.
             OF THE BOARD                       KROLL ASSOCIATES, INC.               BCP/KROG ACQUISITION COMPANY L.L.C.
       THE KROLL-O'GARA COMPANY                       PRESIDENT                   BLACKSTONE CAPITAL PARTNERS III MERCHANT
        KER ACQUISITION, INC.                KROLL-O'GARA HOLDINGS, INC.                      BANKING FUND L.P.
           900 THIRD AVENUE                 KROLL FINANCE COMPANY, L.L.C.       BLACKSTONE OFFSHORE CAPITAL PARTNERS III L.P.
       NEW YORK, NEW YORK 10022                    900 THIRD AVENUE             BLACKSTONE FAMILY INVESTMENT PARTNERSHIP III
           (212) 593-1000                      NEW YORK, NEW YORK 10022                             L.P.
                                                   (212) 593-1000                BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.
                                                                                C/O BLACKSTONE MANAGEMENT PARTNERS III L.L.C.
                                                                                         345 PARK AVENUE--31ST FLOOR
                                                                                          NEW YORK, NEW YORK 10154
                                                                                               (212) 583-5000
                                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)


                            ------------------------

                                   Copies to:

   PETER S. KOLEVZON, ESQ.           RON HOPKINSON, ESQ.           J. MICHAEL SCHELL, ESQ.          WILSON S. NEELY, ESQ.
   KRAMER LEVIN NAFTALIS &             LATHAM & WATKINS         SKADDEN, ARPS, SLATE, MEAGHER     SIMPSON THACHER & BARTLETT
         FRANKEL LLP            885 THIRD AVENUE--SUITE 1000             & FLOM LLP                  425 LEXINGTON AVENUE
       919 THIRD AVENUE            NEW YORK, NEW YORK 10022            919 THIRD AVENUE            NEW YORK, NEW YORK 10017
NEW YORK, NEW YORK 10022-3852          (212) 751-4864              NEW YORK, NEW YORK 10022            (212) 455-2000
       (212) 715-9100                                                  (212) 735-2000

                            ------------------------

     This statement is filed in connection with (check the appropriate box):

          a. /x/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

          b. / / The filing of a registration statement under the Securities Act of 1933.

          c.  / /  A tender offer.

          d.  / /  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /x/

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE


     This Amendment No. 2 (the "Amendment No. 2") to the Rule 13e-3 Transaction Statement (the "Transaction Statement") is being filed by The Kroll-O'Gara Company, an Ohio corporation ("Kroll-O'Gara"), Kroll-O'Gara Holdings, Inc., a Delaware corporation ("Kroll-O'Gara Holdings"), KER Acquisition, Inc., an Ohio corporation ("KER Acquisition") and an indirect wholly owned subsidiary of Kroll-O'Gara Holdings, Kroll Finance Company, L.L.C., a Delaware limited liability company ("Kroll Finance") and a wholly owned subsidiary of Kroll-O'Gara Holdings, Jules B. Kroll, the Chief Executive Officer and Chairman of the Board of Directors of Kroll-O'Gara, Michael G. Cherkasky, the President and Chief Operating Officer of Kroll Associates, Inc., an indirect wholly owned subsidiary of Kroll-O'Gara; Michael J. Lennon, the president of the Security Products and Services Group of Kroll-O'Gara, BCP/KROG Merger Corp., a Delaware corporation and a wholly owned subsidiary of BCP/KROG Acquisition Company L.L.C. ("BCP/KROG"), BCP/KROG Acquisition Company L.L.C., a Delaware limited liability company that is 79.76% owned by Blackstone Capital Partners III Merchant Banking Fund L.P., 14.22% owned by Blackstone Offshore Capital Partners III L.P. and 6% owned by Blackstone Family Investment Partnership III L.P. ("BCP/KROG Acquisition Company"), Blackstone Capital Partners III Merchant Banking Fund L.P., a Delaware limited partnership ("Blackstone Capital Partners III"), Blackstone Offshore Capital Partners III L.P., a Cayman Islands exempted limited partnership ("Blackstone Offshore Capital Partners III"), Blackstone Family Investment Partnership III L.P., a Delaware limited partnership ("Blackstone Family Investment Partnership III," and, collectively with Blackstone Capital Partners III and Blackstone Offshore Capital Partners III, the "Blackstone Funds") and Blackstone Management Associates III L.L.C., a Delaware limited liability company and the general partner of each of the Blackstone Funds ("Blackstone Management Associates III"). The Transaction Statement relates to an Agreement and Plan of Mergers, dated as of November 15, 1999 (the "Merger Agreement"), among Kroll-O'Gara, Kroll Electronic Recovery, Inc. (the prior name of Kroll-O'Gara Holdings), KER Acquisition and BCP/KROG. The Merger Agreement contemplates, subject to the satisfaction or waiver of the conditions stated therein, the consummation of the following two mergers:


          (i) KER Acquisition will merge with and into Kroll-O'Gara (the "Reorganization Merger"), with Kroll-O'Gara surviving the Reorganization Merger, such that Kroll-O'Gara will become an indirect wholly owned subsidiary of Kroll-O'Gara Holdings; and

          (ii) following the consummation of the Reorganization Merger, BCP/KROG will merge with and into Kroll-O'Gara Holdings (the "Recapitalization Merger" and, together with the Reorganization Merger, the "Mergers") with Kroll-O'Gara Holdings surviving the Recapitalization Merger, such that, subject to the terms and effects of the Merger Agreement, (a) BCP/KROG Acquisition Company will own up to approximately 92.3% of the outstanding shares of common stock, par value $0.01 per share, of Kroll-O'Gara Holdings and (b) Jules B. Kroll, Michael G. Cherkasky, and other members of the management of Kroll-O'Gara and its subsidiaries will own not less than approximately 7.7% of the outstanding shares of common stock, par value $0.01 per share, of Kroll-O'Gara Holdings.


Prior to the Reorganization Merger, Jules B. Kroll, Michael Cherkasky, other members of the management of Kroll-O'Gara and its subsidiaries and American International Group, Inc. will sell some of their shares of the common stock, par value $0.01 per share, of Kroll-O'Gara (the "Kroll-O'Gara Common Stock") to BCP/KROG Acquisition Company pursuant to a Voting, Sale and Retention Agreement dated as of November 15, 1999 (the "Voting, Sale and Retention Agreement") among BCP/KROG Acquisition Company, Kroll-O'Gara Holdings, the Retaining Shareholders listed therein and the O'Gara Shareholders listed therein. The Merger Agreement, the Mergers and, as applicable, the Voting, Sale and Retention Agreement have been approved by all the parties to the Merger Agreement. Kroll Finance is expected to obtain a portion of the financing for the Mergers. The Merger Agreement and the Voting, Sale and Retention Agreement, which have been filed as Appendix A and Appendix D, respectively, to the preliminary proxy statement on
Schedule 14-A of The Kroll-O'Gara Company (the "Proxy Statement"), which is being filed with the Securities and Exchange Commission (the "Commission") in preliminary form on the date hereof, are incorporated herein by reference as
Exhibit 17(c)(1) hereto and Exhibit 17(c)(2) hereto, respectively.



     This Amendment No. 2 is being filed with the Commission pursuant to Rule 13(e)-3 ("Rule 13(e)-3") of the Securities Exchange Act of 1934, as amended, and Schedule 13E-3 relating thereto ("Schedule 13E-3"). The cross-reference sheet below is included herein pursuant to General Instruction F to
Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included herein. The information in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Amendment No. 2 are qualified in their entirety by the information contained in the Proxy Statement.

                             CROSS-REFERENCE SHEET


   ITEM IN
SCHEDULE 13E-3                                    LOCATION IN PROXY STATEMENT
--------------   ----------------------------------------------------------------------------------------------
Item 1(a)        "Notice of Special Meeting of Shareholders," "Summary--The Companies--The Kroll-O'Gara
                 Company" and "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, Kroll Finance, KER
                 Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon--Kroll-O'Gara."
Item 1(b)        "Summary--The Special Meeting" and "Special Meeting--Record Date; Quorum; Voting Rights;
                 Proxies--Record Date."
Item 1(c)        "Market Price and Dividend Information."
Item 1(d)        "Market Price and Dividend Information" and "The Mergers--Merger Financing."
Item 1(e)        "Transactions in Kroll-O'Gara Common Stock."
Item 1(f)        "Transactions in Kroll-O'Gara Common Stock."
Item 2(a)-(d)    "Summary--The Companies," "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, Kroll
                 Finance, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon,"
                 "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG" and "The
                 Mergers--Board of Directors and Executive Officers of Kroll-O'Gara Holdings Following the
                 Mergers."
Item 2(e)-(g)    *
Item 3(a)(1)     "The Voting, Sale and Retention Agreement."
Item 3(a)(2)     "Special Factors--Background of the Mergers."
Item 3(b)        "Special Factors--Background of the Mergers."
Item 4(a)        "Summary--The Mergers," "--What You Will Receive in the Mergers," "--Conditions to Completion
                 of the Mergers," "--Termination of the Merger Agreement" and "--Termination Fees and
                 Expenses," "Special Factors--Purpose and Structure of the Mergers" and "--Accounting
                 Treatment," "The Mergers," "The Merger Agreement" and "The Voting, Sale and Retention
                 Agreement."
Item 4(b)        "Summary--The Mergers," "--What You Will Receive in the Mergers" and "--Interests of Certain
                 Persons; Conflicts of Interest," "Special Factors--Background of the Mergers," "--Purpose and
                 Structure of the Mergers," "--Interests of Certain Persons; Conflicts of Interests,"
                 "--Effects of the Mergers," "--Operations of
                 Kroll-O'Gara Holdings After the Mergers" and "--Delisting and Deregistration," "The
                 Mergers--Merger Consideration" and "--Treatment of Options," "The Voting, Sale And Retention
                 Agreement," "The Stockholders' Agreement" and "Description of
                 Kroll-O'Gara Capital Stock."
Item 5(a)        *
Item 5(b)        Amendment No. 2 to the Annual Report on Form 10-K/A of Kroll-O'Gara (the "10-K/A") for the
                 year ended December 31, 1999 under the caption "--Business--Discontinued Operations" and
                 "Where You Can Find More Information--Kroll-O'Gara Documents Incorporated by Reference."
Item 5(c)        "Summary--Interests of Certain Persons; Conflicts of Interests," "Special Factors--Interests
                 of Certain Persons; Conflicts of Interests," "--Severance Agreements,"
                 "--Employment Agreements" and "The Mergers--Board of Directors and Executive Officers of
                 Kroll-O'Gara Holdings Following the Mergers."
Item 5(d)        "Summary--Sources and Uses of Funds," "Selected Historical and Unaudited Pro Forma Condensed
                 Consolidated Financial Information," "Market Price and Dividend Information," "Special
                 Factors--Effects of the Mergers" and "--Operations of Kroll-O'Gara Holdings After the
                 Mergers," "The Mergers--Merger Financing," "Unaudited Pro Forma Condensed Consolidated
                 Financial Information," "Comparison of the Rights of Holders of Kroll-O'Gara Common Stock and
                 Kroll-O'Gara Holdings Common Stock" and "Description of Kroll-O'Gara Holdings Capital Stock."

Item 5(e)        "Special Factors--Effects of the Mergers."
Item 5(f)-(g)    "Special Factors--Delisting and Deregistration."
Item 6(a)        "Summary--Sources and Use of Funds," "Selected Historical and Unaudited Pro Forma Condensed
                 Consolidated Financial Information," "The Mergers--Merger Financing" and "Unaudited Pro Forma
                 Condensed Consolidated Financial Information."
Item 6(b)        "The Mergers--Merger Financing--Overview."
Item 6(c)        "The Mergers--Merger Financing--Senior Subordinated Notes," "--New Senior Credit Facility" and
                 "--Arrangements to Repay Debt."
Item 6(d)        *
Item 7(a)        "Summary--Recommendations to Shareholders," "Special Factors--Background of the Mergers,"
                 "--Purpose and Structure of the Mergers" and "--Reasons for the Mergers; Recommendation to
                 Shareholders."
Item 7(b)        "Special Factors--Background of the Mergers."
Item 7(c)        "Summary--Recommendations to Shareholders," "Special Factors--Background of the Mergers,"
                 "--Purpose and Structure of the Mergers" and "--Reasons for the Mergers; Recommendations to
                 Shareholders."
Item 7(d)        "Summary--The Mergers," "--What You Will Receive in the Mergers," "--Material Federal Income
                 Tax Consequences" and "--Interests of Certain Persons; Conflicts of Interests," "Special
                 Factors--Purpose and Structure of the Mergers," "--Reasons for the Mergers; Recommendations to
                 Shareholders," "--Interests of Certain Persons; Conflicts of Interests," "--Effects of the
                 Mergers," "--Operations of Kroll-O'Gara Holdings After the Mergers," "--Delisting and
                 Deregistration" and "--Material Federal Income Tax Consequences."
Item 8(a)        "Summary--Procedural and Substantive Fairness" and "--Opinion of Financial Advisor" and
                 "Special Factors--Background of the Mergers," "-- Purpose and Structure of the Merger" and
                 "--Reasons for the Mergers; Recommendations to Shareholders."
Item 8(b)        "Summary--Recommendations to Shareholders" and "--Opinion of Financial Advisor," "Special
                 Factors--Reasons for the Mergers; Recommendations to Shareholders" and "--Opinion of Financial
                 Advisor."
Item 8(c)        "Questions and Answers About the Mergers--What Vote is Required to Approve the Merger
                 Agreement," "Summary--Shareholder Vote Required" and "The Special Meeting--Record Date;
                 Quorum; Voting Rights; Proxies--Proxies."
Item 8(d)        "Summary--Opinion of Financial Advisor" and "Special Factors--Background of the Mergers,"
                 "--Reasons for the Mergers; Recommendation to Shareholders" and "--Opinion of Financial
                 Advisor."
Item 8(e)        "Special Factors--Background of the Mergers" and "--Reasons for the Mergers; Recommendation to
                 Shareholders."
Item 8(f)        *
Item 9(a)-(c)    "Summary--Opinion of Financial Advisor," "Special Factors--Background of the Mergers" and
                 "--Opinion of Financial Advisor."
Item 10(a)       "Security Ownership of Five Percent Beneficial Owners and Management."
Item 10(b)       *
Item 11          "The Voting, Sale and Retention Agreement."
Item 12(a)       "Summary--The Mergers," "--Interests of Certain Persons; Conflicts of Interests" and
                 "--Percentage of Shares Held by Directors and Executive Officers," "Special Meeting--Other
                 Information," "Special Factors--Purpose and Structure of the Mergers" and "--Interests of
                 Certain Persons; Conflicts of Interest," "The Mergers--Merger Consideration" and "The Voting,
                 Sale and Retention Agreement."

Item 12(b)       "Special Factors--Background of the Mergers," "--Reasons for the Mergers; Recommendations to
                 Shareholders" and "The Voting, Sale and Retention Agreement."
Item 13(a)       "Summary--Dissenter's and Appraisal Rights" and "The Mergers--Dissenter's and Appraisal
                 Rights."
Item 13(b)-(c)   *
Item 14(a)       The 10-K/A and Form 10-K (with respect to the financial data contained therein), which is incorporated by reference in the Proxy, the Quarterly Report on Form 10-Q of Kroll-O'Gara for
                 the period ended September 30, 1999 (with respect to the financial data contained therein), which is incorporated by reference in the Proxy Statement, and "Selected Historical and
                 Unaudited Pro Forma Condensed Consolidated Financial Information."
Item 14(b)       "Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Information."
Item 15(a)       *
Item 15(b)       "Special Meeting--Solicitation of Proxies" and "--Record Date; Quorum; Voting Rights;
                 Proxies."
Item 16          *
Item 17(a)       Commitment Letter dated November 12, 1999, from The Chase Manhattan Bank and Chase Securities
                 Inc. to BCP/KROG Acquisition Company L.L.C. (filed previously).
Item 17(b)(1)    Opinion dated November 14, 1999 of Bear, Stearns & Co. Inc. (hereby incorporated herein by reference to Appendix B to the Proxy Statement).
Item 17(b)(2)    Written Board Presentation Materials prepared by Bear, Stearns & Co. Inc. (filed previously).
Item 17(c)(1)    Agreement and Plan of Mergers, dated as of November 15, 1999, among The Kroll-O'Gara Company,
                 Kroll Electronic Recovery, Inc., KER Acquisition, Inc. and BCP/KROG Merger Corp.(hereby incorporated herein by reference to Appendix D to the Proxy Statement).
Item 17(c)(2)    Voting, Sale and Retention Agreement, dated as of November 15, 1999, among BCP/KROG
                 Acquisition Company L.L.C., Kroll Electronic Recovery, Inc., the Retaining Shareholders listed therein and the O'Gara Shareholders listed therein (hereby incorporated herein by reference to
                 Appendix D to the Proxy Statement).
Item 17(c)(3)    Form of Stockholders' Agreement to be entered into among Kroll-O'Gara Holdings, Inc., BCP/KROG
                 Acquisition Company L.L.C., and the Management Stockholders listed therein (hereby incorporated herein by reference to Appendix G to the Proxy Statement).
Item 17(d)       Proxy Statement of the Kroll-O'Gara Company filed with the Securities and Exchange Commission on March 10, 2000.
Item 17(e)(1)    Summary of Dissenter's Rights Under Ohio General Corporate Law (hereby incorporated herein by reference to Appendix C-1 to the Proxy Statement).
Item 17(e)(2)    Summary of Appraisal Rights Under Delaware General Corporate Law (hereby incorporated herein by reference to Appendix C-2 to the Proxy Statement).
Item 17(f)       *


------------------
* The Item indicated by the asterisk is inapplicable or the answer thereto is in the negative.

                      SECTION 13E-3 TRANSACTION STATEMENT

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION


     (a) The information set forth on the cover page of the Proxy Statement, in the "Notice of Special Meeting of Shareholders" and under the captions "Summary--The Companies--The Kroll-O'Gara Company" and "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, Kroll Finance, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon--Kroll-O'Gara" is hereby incorporated herein by reference.


     (b) The information set forth on the cover page to the Proxy Statement and under the captions "Summary--The Special Meeting" and "Special Meeting--Record Date; Quorum; Voting Rights; Proxies--Record Date" is hereby incorporated herein by reference.


     (c) The information set forth in the Proxy Statement under the caption "Market Price and Dividend Information" is hereby incorporated herein by reference.



     (d) The information set forth in the Proxy Statement under the captions "Market Price and Dividend Information" and "The Mergers--Merger Financing" is hereby incorporated herein by reference.


     (e) The information set forth in the Proxy Statement under the caption "Transactions in Kroll-O'Gara Common Stock" is hereby incorporated herein by reference.

     (f) The information set forth in the Proxy Statement under the caption "Transactions in Kroll-O'Gara Common Stock" is hereby incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND


     This Amendment No. 2 is filed jointly by Kroll-O'Gara (the issuer of the securities which is the subject of the Rule 13e-3 transaction), Kroll-O'Gara Holdings, Kroll Finance, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky, Michael J. Lennon, BCP/KROG, BCP/KROG Acquisition Company, the Blackstone Funds and Blackstone Management Associates III (collectively, the "Filers").


     The Filers hereby provide the information required by Rule 13e-3 and
Schedule 13E-3 with respect to themselves and those other persons enumerated in Instruction C to Schedule 13E-3:

KROLL-O'GARA

     STATE OF ORGANIZATION: Ohio.


     PRINCIPAL BUSINESS: The information set forth in the Proxy Statement under the captions "Summary--The Companies" and "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, Kroll Finance, KER Acquisition, Jules B. Kroll, Michael
G. Cherkasky and Michael J. Lennon--Kroll-O'Gara" is hereby incorporated herein by reference.



     ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: The information set forth in the Proxy Statement under the captions "Summary--The Companies" and "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, Kroll Finance, KER Acquisition, Jules
B. Kroll, Michael G. Cherkasky and Michael J. Lennon--Kroll-O'Gara" is hereby incorporated herein by reference.


     EXECUTIVE OFFICERS AND DIRECTORS: Jules B. Kroll, Chairman of the Board, Chief Executive Officer and Director, Thomas M. O'Gara, Vice Chairman of the Board and Director, Wilfred T. O'Gara, President, Chief Operating Officer and Director, Nicholas P. Carpinello, Controller and Treasurer, Michael G. Cherkasky, Chief Operating Officer--Investigations and Intelligence Group and Director, Marshall S. Cogan, Director, Abram S. Gordon, Vice President, General Counsel and Secretary, Michael J. Lennon, Chief Operating Officer--Security Products and Services and Director, Raymond E. Mabus, Director, Nazzareno E. Paciotti, Chief Financial Officer, Hugh E. Price, Director, Jerry E. Ritter, Director, William S. Sessions, Director, and Howard I. Smith, Director.

     ITEM 2(E) AND (F) INFORMATION: None of the executive officers or directors has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


     BUSINESS ADDRESS. The business address of Messrs. Jules B. Kroll, Nazzareno E. Paciotti and Micheal G. Cherkasky is The Kroll-O'Gara Company, 900 Third Avenue, New York, NY 10022.



     The business address of Messrs. Thomas M. O'Gara, Wilfred T. O'Gara, Nicholas P. Carpinello, Micheal J. Lennon and Abram S. Gordon is the Kroll O'Gara Company, 9113 Le Saint Drive, Fairfield, OH 45014.



     The business address of Mr. Marshall S. Cogan is care of Trace International Holdings, Inc., 375 Park Avenue, New York, New York 10152.



     The business address of Raymond E. Mabus is care of International Management & Development Group, Ltd., 210 East Capital Street, Suite 1232, Jackson, Mississippi 39201.



     The business address of Jerry E. Ritter is care of Pierre LaClede Building, 7702 Forsythe Boulevard, Suite 340, St. Louis, Missouri 63105.



     The business address of William S. Sessions is care of Sessions & Sessions, L.C., 112 East Pecan Street, Suite 2900, San Antonio, Texas 78205.



     The business address of Howard I. Smith is AIG, 70 Pine Street, New York, New York 10270.



     CITIZENSHIP: All of the abovementioned officers and directors are citizens of the United States.


KROLL-O'GARA HOLDINGS

     STATE OF ORGANIZATION: Delaware.


     PRINCIPAL BUSINESS: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, Kroll Finance, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon--Kroll-O'Gara Holdings" is hereby incorporated herein by reference.



     ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: The information set forth in the Proxy Statement under the captions "Summary--The Companies" and "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, Kroll Finance, KER Acquisition, Jules
B. Kroll, Michael G. Cherkasky and Michael J. Lennon--Kroll-O'Gara Holdings" is hereby incorporated herein by reference.


     EXECUTIVE OFFICERS AND DIRECTORS: Michael G. Cherkasky, President and sole Director, and Nazzareno E. Paciotti, Vice President, Treasurer and Chief Financial Officer.

     EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATION ULTIMATELY IN CONTROL OF KROLL-O'GARA HOLDINGS: Executive officers and directors of Kroll-O'Gara listed above.

     ITEM 2(E) AND (F) INFORMATION: None of the executive officers, directors or controlling persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

KER ACQUISITION

     STATE OF ORGANIZATION: Ohio.


     PRINCIPAL BUSINESS: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, Kroll Finance, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon--KER Acquisition" is hereby incorporated herein by reference.



     ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: The information set forth in the Proxy Statement under the captions "Summary--The Companies" and "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, Kroll Finance, KER Acquisition, Jules
B. Kroll, Michael G. Cherkasky and Michael J. Lennon--KER Acquisition" is hereby incorporated herein by reference.

     EXECUTIVE OFFICERS AND DIRECTORS: Jules B. Kroll, President and Director, Steven Sharpe, Vice President, Secretary and Treasurer, Michael G. Cherkasky, Director and Michael J. Lennon, director.

     EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATION ULTIMATELY IN CONTROL OF KER ACQUISITION: Executive officers and directors of Kroll-O'Gara listed above.

     ITEM 2(E) AND (F) INFORMATION: None of the executive officers, directors or controlling persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


  KROLL FINANCE



     STATE OF ORGANIZATION: Delaware.



     PRINCIPAL BUSINESS: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, Kroll Finance, KER Acquisition, Jules B. Kroll, Micheal G. Cherkasky and Michael J. Lennon--Kroll Finance" is hereby incorporated herein by reference.



     ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: The information set forth in the Proxy Statement under the captions "Summary--The Companies" and "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, Kroll Finance, KER Acquisition, Jules B. Kroll, Micheal G. Cherkasky and Micheal J. Lennon--Kroll Finance" is hereby incorporated herein by reference.



     EXECUTIVE OFFICERS AND DIRECTORS: The sole member and sole manager is Kroll-O'Gara Holdings.



     EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATION ULTIMATELY IN CONTROL OF KROLL FINANCE: Executive officers and directors of Kroll-O'Gara listed above.



     ITEM 2(E) AND (F) INFORMATION: None of the member, the manager or controlling persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or adminstrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


JULES B. KROLL


     BUSINESS ADDRESS: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, Kroll Finance, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon--Jules B. Kroll" is hereby incorporated herein by reference.



     PRESENT PRINCIPAL OCCUPATION: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, Kroll Finance, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon--Jules B. Kroll" is hereby incorporated herein by reference.



     NAME OF EMPLOYER, PRINCIPAL BUSINESS AND ADDRESS: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, Kroll Finance, KER Acquisition, Jules B. Kroll, Michael
G. Cherkasky and Michael J. Lennon--Jules B. Kroll" is hereby incorporated herein by reference.


     FIVE YEARS EMPLOYMENT HISTORY: The information set forth in the Proxy Statement under the caption "The Mergers--Board of Directors and Executive Officers of Kroll-O'Gara Holdings Following the Mergers" is hereby incorporated herein by reference.

     ITEM 2(E) AND (F) INFORMATION: Mr. Kroll has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     CITIZENSHIP: United States.

MICHAEL G. CHERKASKY


     BUSINESS ADDRESS: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, Kroll Finance, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon--Michael G. Cherkasky" is hereby incorporated herein by reference.



     PRESENT PRINCIPAL OCCUPATION: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, Kroll Finance, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon--Michael G. Cherkasky" is hereby incorporated herein by reference.



     NAME OF EMPLOYER, PRINCIPAL BUSINESS AND ADDRESS: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, Kroll Finance, KER Acquisition, Jules B. Kroll, Michael
G. Cherkasky and Michael J. Lennon--Michael G. Cherkasky" is hereby incorporated herein by reference.


     FIVE YEARS EMPLOYMENT HISTORY: The information set forth in the Proxy Statement under the caption "The Mergers--Board of Directors and Executive Officers of Kroll-O'Gara Holdings Following the Mergers" is hereby incorporated herein by reference.

     ITEM 2(E) AND (F) INFORMATION: Mr. Cherkasky has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     CITIZENSHIP: United States.

MICHAEL J. LENNON


     BUSINESS ADDRESS: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, Kroll Finance, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon--Michael J. Lennon" is hereby incorporated herein by reference.



     PRESENT PRINCIPAL OCCUPATION: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, Kroll Finance, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael J. Lennon--Michael J. Lennon" is hereby incorporated herein by reference.



     NAME OF EMPLOYER, PRINCIPAL BUSINESS AND ADDRESS: The information set forth in the Proxy Statement under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, Kroll Finance, KER Acquisition, Jules B. Kroll, Michael
G. Cherkasky and Michael J. Lennon--Michael J. Lennon" is hereby incorporated herein by reference.


     FIVE YEARS EMPLOYMENT HISTORY: The information set forth in the Proxy Statement under the caption "The Mergers--Board of Directors and Executive Officers of Kroll-O'Gara Holdings Following the Mergers" is hereby incorporated herein by reference.

     ITEM 2(E) AND (F) INFORMATION: Mr. Lennon has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     CITIZENSHIP: United States.

BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.

     STATE OF ORGANIZATION: Delaware.

     PRINCIPAL BUSINESS: The information set forth in the Proxy Statement under the captions "Summary--The Companies" and "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG--Blackstone Management Associates III" is hereby incorporated herein by reference.

     ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: The information set forth in the Proxy Statement under the captions "Summary--The Companies" and "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG--Blackstone Management Associates III" is hereby incorporated herein by reference.


     MEMBERS: The information set forth in the Proxy Statement under the caption "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG--Blackstone Management Associates III" with respect to Peter G. Peterson and Stephen A. Schwarzman, the founding members, is hereby incorporated herein by reference.


     ITEM 2(E) AND (F) INFORMATION: None of the executive officers, members or controlling persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

BLACKSTONE CAPITAL PARTNERS III, BLACKSTONE OFFSHORE CAPITAL PARTNERS III L.P. AND BLACKSTONE FAMILY INVESTMENT PARTNERSHIP III L.P.

     STATE OF ORGANIZATION: Delaware.


     PRINCIPAL BUSINESS: The information set forth in the Proxy Statement under the captions "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG--Blackstone Capital Partners III," "--Blackstone Offshore Capital Partners III L.P." and "--Blackstone Family Investment Partnership III L.P." is hereby incorporated herein by reference.



     ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: The information set forth in the Proxy Statement under the captions "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG--Blackstone Capital Partners III," "--Blackstone Offshore Capital Partners III L.P." and "--Blackstone Family Investment Partnership III L.P." is hereby incorporated herein by reference.



     MEMBERS OF LIMITED LIABILITY COMPANY ULTIMATELY IN CONTROL OF EACH OF THE BLACKSTONE FUNDS (LISTED ABOVE): The founding members of Blackstone Management Associates III listed above.


     ITEM 2(E) AND (F) INFORMATION: None of the members or controlling persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

BCP/KROG ACQUISITION COMPANY

     STATE OF ORGANIZATION: Delaware.

     PRINCIPAL BUSINESS: The information set forth in the Proxy Statement under the caption "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG--BCP/KROG Acquisition Company" is hereby incorporated herein by reference.

     ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: The information set forth in the Proxy Statement under the caption "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG--BCP/KROG Acquisition Company" is hereby incorporated herein by reference.


     MEMBERS: Messrs. Peterson and Schwarzman, as founding members of Blackstone Management Associates III, as the general partner of each of the Blackstone Funds, which are the members of BCP/KROG Acquisition Company.

     EXECUTIVE OFFICERS AND DIRECTORS OF LIMITED LIABILITY COMPANY ULTIMATELY IN CONTROL OF BCP/KROG ACQUISITION COMPANY: Messrs. Peterson and Schwarzman, as founding members of Blackstone Management Associates III, as the general partner of each of the Blackstone Funds, which are the members of BCP/KROG Acquisition Company.


     ITEM 2(E) AND (F) INFORMATION: None of the members, directors or controlling persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

BCP/KROG

     STATE OF ORGANIZATION: Delaware.

     PRINCIPAL BUSINESS: The information set forth in the Proxy Statement under the caption "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG--BCP/KROG" is hereby incorporated herein by reference.

     ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: The information set forth in the Proxy Statement under the caption "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG--BCP/KROG" is hereby incorporated herein by reference.

     EXECUTIVE OFFICERS AND DIRECTORS: Robert L. Friedman, as President, David Blitzer, as Vice President, Treasurer and Secretary, and Ben Jenkins, as Vice President, Assistant Treasurer and Assistant Secretary.

     EXECUTIVE OFFICERS AND DIRECTORS OF LIMITED LIABILITY COMPANY ULTIMATELY IN CONTROL OF BCP/KROG: The members of Blackstone Management Associates III listed above.

     ITEM 2(E) AND (F) INFORMATION: None of the executive officers, directors or controlling persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


PETER E. PETERSON



     BUSINESS ADDRESS: The business address for Blackstone Management Associates III set forth in the Proxy Statement under the caption "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG--Blackstone Management Associates III" is also the business address for Mr. Peterson and is hereby incorporated by reference.



     PRESENT PRINCIPAL OCCUPATION: The information set forth in the Proxy Statement under the caption "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG--Blackstone Management Associates III" is hereby incorporated by reference.



     NAME OF EMPLOYER, PRINCIPAL BUSINESS AND ADDRESS: The information set forth in the Proxy Statement under the caption "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG--Blackstone Management Associates III" is hereby incorporated by reference.



     FIVE YEARS EMPLOYMENT HISTORY: Mr. Peter G. Peterson, one of the founding members of Blackstone Management Associates III, has been employed as its Chairman for the last five years.



     ITEM 2(E) AND (F) INFORMATION: Mr. Peterson has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.



     CITIZENSHIP: United States.

STEPHEN A. SCHWARZMAN



     BUSINESS ADDRESS: The business address for Blackstone Management Associates III set forth in the Proxy Statement under the caption "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG--Blackstone Management Associates III" is also the business address for Mr. Schwarzman and is hereby incorporated by reference.



     PRESENT PRINCIPAL OCCUPATION: The information set forth in the Proxy Statement under the caption "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG--Blackstone Management Associates III" is hereby incorporated by reference.



     NAME OF EMPLOYER, PRINCIPAL BUSINESS AND ADDRESS: The information set forth in the Proxy Statement under the caption "Information About Blackstone, BCP/KROG Acquisition Company and BCP/KROG--Blackstone Management Associates III" is hereby incorporated by reference.



     FIVE YEARS EMPLOYMENT HISTORY: Mr. Stephen A. Schwarzman, one of the founding members of Blackstone Management Associates III, has been employed as its President and Chief Executive Officer for the last five years.



     ITEM 2(E) AND (F) INFORMATION: Mr. Schwarzman has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.



     CITIZENSHIP: Unites States.


ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

     (a)(1) Not applicable. The Filers note, however, the information set forth in the Proxy Statement under the caption "The Voting, Sale and Retention Agreement."

     (a)(2) The information set forth in the Proxy Statement under the caption "Special Factors--Background of the Mergers" is hereby incorporated herein by reference.

     (b) The information set forth in the Proxy Statement under the caption "Special Factors--Background of the Mergers" is hereby incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION


     (a) The information set forth in the Proxy Statement under the captions "Summary--The Mergers," "--What You Will Receive in the Mergers," "--Conditions to Completion of the Mergers," "--Termination of the Merger Agreement" and "--Termination Fees and Expenses," "Special Factors--Purpose and Structure of the Mergers" and "--Accounting Treatment," "The Mergers," "The Merger Agreement" and "The Voting, Sale and Retention Agreement" is hereby incorporated herein by reference.



     (b) The information set forth in the Proxy Statement under the captions "Summary--The Mergers," "--What You Will Receive in the Mergers" and "--Interests of Certain Persons; Conflicts of Interest," "Special Factors--Background of the Mergers," "--Purpose and Structure of the Mergers," "--Interests of Certain Persons; Conflicts of Interests," "--Effects of the Mergers;" "--Operations of Kroll-O'Gara Holdings after the Mergers" and "--Delisting and Deregistration," "The Mergers--Merger Consideration" and "--Treatment of Options," "The Voting, Sale And Retention Agreement," "The Stockholders' Agreement" and "Description of Kroll-O'Gara Holdings Capital Stock" is hereby incorporated herein by reference.


ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

     (a) None of Kroll-O'Gara, Kroll-O'Gara Holdings and their affiliates have any plans or proposals regarding any extraordinary corporate transactions, such as a merger, reorganization or liquidation involving these companies or their subsidiaries following the closing of the mergers. We note, however, that the Board of Directors of Kroll-O'Gara approved, on April 28, 1999, a formal plan to discontinue operation of its Voice and Data Communications Group. See the Proxy Statement, under the caption "Information About Kroll-O'Gara, Kroll-O'Gara Holdings, KER Acquisition, Jules B. Kroll, Michael G. Cherkasky and Michael Lennon," and the answer to
            Item 5(b) below.

     (b) The information set forth in the 10-K/A under the caption "--Business--Discontinued Operations" (regarding the possible sale of the Voice and Data Communications Group), which 10-K/A is incorporated by reference in the Proxy Statement, is hereby incorporated herein by reference.

     (c) The information set forth in the Proxy Statement under the captions "Summary--Interests of Certain Persons; Conflicts of Interest," "Special Factors--Interests of Certain Persons; Conflicts of Interest," "--Severance Agreements," "--Employment Agreements" and "The Mergers--Board of Directors and Executive Officers of Kroll-O'Gara Holdings Following the Mergers" is hereby incorporated herein by reference.


     (d) The information set forth in the Proxy Statement under the captions "Summary--Sources and Uses of Funds," "--Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Information," "Market Price and Dividend Information," "Special Factors-- Effects of the Mergers" and "--Operations of Kroll-O'Gara Holdings After the Mergers," "The Mergers--Merger Financing," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Comparison of the Rights of Holders of Kroll-O'Gara Common Stock and Kroll-O'Gara Holdings Common Stock" and "Description of Kroll-O'Gara Holdings Capital Stock" is hereby incorporated herein by reference.


     (e) The information set forth in the Proxy Statement under the caption "Special Factors--Effects of the Mergers" is hereby incorporated herein by reference.

     (f)-(g) The information set forth in the Proxy Statement under the caption "Special Factors--Delisting and Deregistration" is hereby incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION


     (a) The information set forth in the Proxy Statement under the captions "Summary--Sources and Uses of Funds," "Historical and Unaudited Pro Forma Condensed Consolidated Financial Information," "The Mergers--Merger Financing," and "Unaudited Pro Forma Condensed Consolidated Financial Information" is hereby incorporated herein by reference.


     (b) The information set forth in the Proxy Statement under the caption "The Mergers--Merger Financing--Overview" is hereby incorporated herein by reference.

     (c) The information set forth in the Proxy Statement under the captions "The Mergers--Merger Financing--Senior Subordinated Notes," "--New Senior Credit Facility" and "--Arrangements to Repay Debt" is hereby incorporated herein by reference.

     (d) Because the Proxy Statement discloses the names of these prospective lenders under the anticipated new senior credit facility in the Proxy Statement under the caption "The Mergers--Merger Financing --New Senior Credit Facility--Overview," the Filers have not requested confidential treatment regarding the identity of the prospective lenders.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS


     (a) The information set forth in the Proxy Statement under the captions "Summary--Recommendations to Shareholders," "Special
            Factors--Background of the Mergers," "--Purpose and Structure of the Mergers" and "--Reasons for the Mergers; Recommendations to Shareholders" is hereby incorporated herein by reference.


     (b) The information set forth in the Proxy Statement under the caption "Special Factors--Background of the Mergers" is hereby incorporated herein by reference.


     (c) The information set forth in the Proxy Statement under the captions "Summary--Recommendations to Shareholders," "Special
            Factors--Background of the Mergers," "--Purpose and Structure of the Mergers" and "--Reasons for the Mergers; Recommendations to Shareholders" is hereby incorporated herein by reference.

     (d) The information set forth in the Proxy Statement under the captions "Summary--The Mergers," "--What You Will Receive in the Mergers," "--Material Federal Income Tax Consequences" and "--Interests of Certain Persons; Conflicts of Interests" and "Special Factors--Purpose and Structure of the Mergers," "--Reasons for the Mergers; Recommendations to Shareholders," "--Interests of Certain Persons; Conflicts of Interests," "--Effects of the Mergers," "--Operations of Kroll-O'Gara Holdings After the Mergers," "--Delisting and Deregistration" and "--Material Federal Income Tax Consequences" is hereby incorporated herein by reference.


ITEM 8. FAIRNESS OF THE TRANSACTION

     (a) The information set forth in the Proxy Statement under the captions "Summary--Procedural and Substantive Fairness" and "--Opinion of Financial Advisor," "Special Factors--Background of the Mergers," "--Purpose and Structure of the Mergers" and "--Reasons for the Mergers; Recommendations to Shareholders" is hereby incorporated herein by reference.


     (b) The information set forth in the Proxy Statement under the captions "Summary--Recommendations to Shareholders" and "--Opinion of Financial Advisor" and "Special Factors--Reasons for the Mergers; Recommendations to Shareholders" and "--Opinion of Financial Advisor" is hereby incorporated herein by reference.



     (c) The mergers are not structured so that approval of at least a majority of unaffiliated security holders is required. In addition, we note that this information is provided in the Proxy Statement under the captions "Questions and Answers About the Mergers--What Vote is Required to Approve the Merger Agreement," "Summary--Shareholder Vote Required" and "The Special Meeting-- Record Date; Quorum; Voting Rights; Proxies--Proxies."


     (d) A Special Committee of the Board of Directors, a majority of which are directors who are not employees of Kroll-O'Gara, retained Skadden, Arps, Slate, Meagher & Flom LLP, as its counsel to act solely on behalf of the unaffiliated holders of the Kroll-O'Gara common stock for the purposes of advising the special committee and negotiating certain terms of the Merger Agreement, the Mergers and certain related provisions of the Voting, Sale and Retention Agreement. In connection therewith, the Special Committee retained Bear, Stearns & Co. Inc. to act as its financial advisor. In addition, the information in the Proxy Statement under the captions "Summary--Opinion of Financial Advisor" and "Special Factors--Background of the Mergers," "--Reasons for the Mergers; Recommendations to Shareholders" and "--Opinion of Financial Advisor" is hereby incorporated herein by reference.

     (e) The Merger Agreement and the Mergers were unanimously approved by the Special Committee and approved by the Board of Directors of Kroll-O'Gara, including by a majority of the Board of Directors who are not employees of Kroll-O'Gara. In addition, the information in the Proxy Statement under the captions "Special Factors--Background of the Mergers" and "--Reasons for the Mergers; Recommendations to Shareholders" is hereby incorporated herein by reference.

     (f) Kroll-O'Gara and its affiliates are not aware of any firm offers made by any unaffiliated person during the 18 months preceding the date hereof, other than the firm offer made by Blackstone Capital Partners III and its affiliates described in the Proxy Statement.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

     (a)-(c) The information set forth in the Proxy Statement under the captions "Summary--Opinion of Financial Advisor," "Special Factors--Background of the Mergers" and "--Opinion of Financial Advisor" is hereby incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER

     (a) The information set forth in the Proxy Statement under the caption "Security Ownership of Five Percent Beneficial Owners And Management" is hereby incorporated herein by reference.

     (b) There have been no transactions in the common stock of Kroll-O'Gara during the past 60 days by Kroll-O'Gara, any pension, profit sharing or similar plan of Kroll-O'Gara and its affiliates, the other

            Filers, any subsidiary or affiliate of Kroll-O'Gara and each of their directors and executive officers or members, as the case may be.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

     The information set forth in the Proxy Statement under the caption "The Voting, Sale And Retention Agreement" is hereby incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

     (a) The information set forth in the Proxy Statement under the captions "Summary--The Mergers," "--Interests of Certain Persons; Conflicts of Interests" and "--Percentage of Shares Held by Directors and Executive Officers," "Special Meeting--Other Information," "Special Factors--Purpose and Structure of the Mergers" and "--Interests of Certain Persons; Conflicts of Interest," "The Mergers--Merger Consideration" and "The Voting, Sale and Retention Agreement" is hereby incorporated herein by reference.

     (b) The information set forth in the Proxy Statement under the captions "Special Factors--Background of the Mergers," "--Reasons for the Mergers; Recommendations to Shareholders" and "The Voting, Sale and Retention Agreement" is hereby incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION

     (a) The information set forth in the Proxy Statement under the captions "Summary--Dissenter's and Appraisal Rights" and "The
            Mergers--Dissenter's and Appraisal Rights" is hereby incorporated herein by reference.

     (b) No provision has been made by Kroll-O'Gara or its affiliates in connection with the mergers to allow unaffiliated shareholders to obtain access to the corporate files of Kroll-O'Gara or its affiliates or to obtain counsel or appraisal services at the expense of Kroll-O'Gara or its affiliates. The Filers note, however, that the Proxy Statement, under the caption "Where You Can Find More Information--Kroll-O'Gara Documents Incorporated by Reference," contains an offer to shareholders of Kroll-O'Gara to receive, without charge, from Kroll-O'Gara any documents filed by Kroll-O'Gara with the Securities and Exchange Commission.

     (c) The mergers do not involve an exchange of debt securities of Kroll-O'Gara or its affiliates for equity securities held by the shareholders of Kroll-O'Gara (whether they are affiliates or not).

ITEM 14. FINANCIAL INFORMATION


     (a) The 10-K/A (with respect to the financial data contained therein), which is incorporated by reference in the Proxy Statement, the Quarterly Report on Form 10-Q of Kroll-O'Gara for the period ended September 30, 1999 (with respect to the financial data contained therein), which is incorporated by reference in the Proxy Statement, and the information set forth in the Proxy Statement under the caption "Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Information" are hereby incorporated herein by reference.



     (b) The information set forth in the Proxy Statement under the captions "Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Information" and "Unaudited Pro Forma Condensed Consolidated Financial Information" is hereby incorporated herein by reference.


ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

     (a) No officer, employee, class of employees or assets of Kroll-O'Gara has been or is proposed to be employed, availed of or utilized by Kroll-O'Gara or its affiliates in connection with the mergers.

     (b) The information set forth in the Proxy Statement under the caption "Special Meeting--Solicitation of Proxies" and "Record Date; Quorum; Voting Rights; Proxies" is hereby incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION


     No other statements or additional information in this Amendment No. 2 is necessary to comply with the requirement of Rule 13e-3 under the Exchange Act or to satisfy the requirements of Form 13E-3.


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

     (a) Commitment Letter dated November 12, 1999, from The Chase Manhattan Bank and Chase Securities Inc. to BCP/KROG Acquisition Company L.L.C. (filed previously).

     (b)(1) Opinion dated November 14, 1999 of Bear, Stearns & Co. Inc. (hereby incorporated herein by reference to Appendix B to the Proxy Statement).

     (b)(2) Written Board Presentation Materials prepared by Bear, Stearns & Co. Inc. (filed previously).

     (c)(1) Agreement and Plan of Mergers, dated as of November 15, 1999, among The Kroll-O'Gara Company, Kroll Electronic Recovery, Inc., KER Acquisition, Inc. and BCP/KROG Merger Corp. (hereby incorporated herein by reference to Appendix A to the Proxy Statement).

     (c)(2) Voting, Sale and Retention Agreement, dated as of November 15, 1999, among BCP/KROG Acquisition Company L.L.C., Kroll Electronic Recovery, Inc., the Retaining Shareholders listed therein and the O'Gara Shareholders listed therein (hereby incorporated herein by reference to Appendix D to the Proxy Statement).

     (c)(3) Form of Stockholders' Agreement to be entered among Kroll-O'Gara Holdings Inc., BCP/KROG Acquisition Company L.L.C. and the Retaining Stockholders listed therein (hereby incorporated herein by reference to Appendix G to the Proxy Statement).


     (d) Proxy Statement of The Kroll-O'Gara Company filed with the Securities and Exchange Commission on March 10, 2000 (hereby incorporated herein by reference).


     (e)(1) Summary of Dissenter's Rights Under Ohio General Corporation Law (hereby incorporated by reference to Appendix C-1 to the Proxy Statement).

     (e)(2) Summary of Appraisal Rights Under Delaware General Corporation Law (hereby incorporated by reference to Appendix C-2 to the Proxy Statement).

     (f) Not applicable. (No oral solicitation of or recommendation to shareholders is being made by or on behalf of the Filers.)

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          THE KROLL-O'GARA COMPANY

                                          By: /s/ NAZZARENO E. PACIOTTI
                                              --------------------------------
                                                  Nazzareno E. Paciotti
                                                  Chief Financial Officer

                                          KROLL-O'GARA HOLDINGS, INC.

                                          By: /s/ NAZZARENO E. PACIOTTI
                                              --------------------------------
                                                   Nazzareno E. Paciotti
                                                   Chief Financial Officer

                                          KER ACQUISITION, INC.

                                          By: /s/ STEVEN SHARPE
                                              --------------------------------
                                              Steven Sharpe
                                              Vice President, Treasurer
                                              and Secretary

                                          KROLL FINANCE COMPANY, L.L.C.
                                          By: Kroll-O'Gara Holdings, Inc.,
                                              as manager and sole member

                                            By: /s/ NAZZARENO E. PACIOTTI
                                              --------------------------------
                                                    Nazzareno E. Paciotti
                                                    Chief Financial Officer

                                          JULES B. KROLL
                                          /s/ Jules B. Kroll
                                          --------------------------------------

                                          MICHAEL G. CHERKASKY
                                          /s/ Michael G. Cherkasky
                                          --------------------------------------

                                          MICHAEL J. LENNON
                                          /s/ Michael J. Lennon
                                          --------------------------------------



Dated: March 10, 2000

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BCP/KROG MERGER CORP.

                                          By:     /s/ ROBERT L. FRIEDMAN
                                              --------------------------------
                                                     Robert L. Friedman
                                                          President

                                          BCP/KROG ACQUISITION COMPANY L.L.C.

                                          By: Blackstone Capital Partners III
                                              Merchant Banking Fund L.P.,
                                              as managing member

                                          By: Blackstone Management
                                              Associates III L.L.C.,
                                              its general partner

                                          By: /s/ ROBERT L. FRIEDMAN
                                              ----------------------------
                                                   Robert L. Friedman
                                                        Member

                                          BLACKSTONE CAPITAL PARTNERS III
                                          MERCHANT BANKING FUND L.P.

                                          By: Blackstone Management
                                              Associates III L.L.C.,
                                              its general partner

                                          By: /s/ ROBERT L. FRIEDMAN
                                              ------------------------------
                                                    Robert L. Friedman
                                                          Member


Dated: March 10, 2000

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BLACKSTONE OFFSHORE CAPITAL
                                          PARTNERS III L.P.

                                          By: Blackstone Management
                                              Associates III L.L.C.,
                                              its general partner

                                          By:   /s/ ROBERT L. FRIEDMAN
                                              ------------------------------
                                                    Robert L. Friedman
                                                          Member

                                          BLACKSTONE FAMILY INVESTMENT
                                          PARTNERSHIP III L.P.

                                          By: Blackstone Management
                                              Associates III L.L.C., its general
                                              partner

                                          By: /s/ ROBERT L. FRIEDMAN
                                              ------------------------------
                                                    Robert L. Friedman
                                                          Member

                                          BLACKSTONE MANAGEMENT
                                          ASSOCIATES III L.L.C.

                                          By:      /s/ ROBERT L. FRIEDMAN
                                              --------------------------------
                                                     Robert L. Friedman
                                                           Member


Dated: March 10, 2000

                                  EXHIBIT INDEX


 EXHIBIT

 NUMBER     EXHIBIT
---------   --------------------------------------------------------------------------------------------
17(a)        --   Commitment Letter dated November 14, 1999, from The Chase Manhattan Bank and Chase
                  Securities Inc. to BCP/KROG Acquisition Company L.L.C. (filed previously).

17(b)(1)     --   Opinion dated November 14, 1999 of Bear, Stearns & Co. Inc. (hereby incorporated herein by reference to Appendix B to the Proxy Statement).

17(b)(2)     --   Written Board Presentation Materials prepared by Bear, Stearns & Co. Inc. (filed previously).

17(c)(1)     --   Agreement and Plan of Mergers, dated as of November 15, 1999, among the Kroll-O'Gara
                  Company, Kroll Electronic Recovery, Inc., KER Acquisition, Inc. and BCP/KROG Merger
                  Corp. (hereby incorporated herein by reference to Appendix A to the Proxy Statement).

17(c)(2)     --   Voting, Sale and Retention Agreement, dated as of November 15, 1999, among BCP/KROG
                  Acquisition Company L.L.C., Kroll Electronic Recovery, Inc. and Retaining Shareholders
                  listed therein and the O'Gara Shareholders listed therein (hereby incorporated herein by reference to Appendix D to the Proxy Statement).

17(c)(3)     --   Form of Stockholders' Agreement to be entered into among Kroll-O'Gara Holdings, Inc.,
                  BCP/KROG Acquisition Company L.L.C. and the Management Stockholders listed therein
                  (hereby incorporated herein by reference to Appendix G to the Proxy Statement).

17(d)        --   Proxy Statement of the Kroll-O'Gara Company filed with the
                  Securities Exchange Commission on March 10, 2000 (hereby
                  incorporated herein by reference).

17(e)(1)     --   Summary of Dissenter's Rights Under Ohio General
                  Corporation Law (hereby incorporated by reference to Appendix
                  C-1 to the Proxy Statement).

17(e)(2)     --   Summary of Appraisal Rights Under Delaware General
                  Corporation Law (hereby incorporated by reference to Appendix
                  C-2 to the Proxy Statement).

17(f)        --   Not applicable. (No oral solicitation of or recommendation to shareholders is being made by or on behalf of the Filers.)